FORM N-SAR Attachment:

Screen Number 38 D) Policies with respect to security investment

EMERGING MARKETS EQUITY FUND (FORMERLY EMERGING MARKETS FOCUS FUND)
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Changed the Fund's principal investment strategy from investing in equity securities of approximately 20 to 40 companies tied economically to emerging market countries to investing in equity securities of companies tied economically to emerging market countries. Additionally, eliminated the Fund's investment restrictions which require the Fund to invest up to 50% of the Fund's total assets in equity securities issued by companies in a single emerging market country and invest in a minimum of three, but no more than ten emerging market countries in Latin America, Asia, Europe, Africa and the Middle East.